Binah Capital Group, Inc.

17 Battery Place, Room 625

New York, New York 10004

February 13, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Susan Block John Dana Brown Michael Henderson Robert Klein

Re:	Binah Capital Group, Inc. Registration Statement on Form S-4
File No. 333-269004

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Binah Capital Group, Inc. (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 5:00 p.m., Eastern Time, on February 14, 2024, or as soon thereafter as practicable, or at such other time as the Company, or their outside counsel, DLA Piper LLP (US), requests by telephone that such Registration Statement be declared effective.

Please contact Penny Minna of DLA Piper LLP (US) at (410) 580-4228 as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

BINAH CAPITAL GROUP, INC.

/s/ Michael Nessim
Name: Michael Nessim
Title: Chief Executive Officer